Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Semper Paratus Acquisition Corporation on Form S-4 Amendment No. 3 of our report dated April 17, 2023, which includes an explanatory paragraph as to Semper Paratus Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Semper Paratus Acquisition Corporation as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from April 21, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

December 22, 2023